                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           SYNBIOTICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                       871566105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Donald F. Parman, SmithKline Beecham Corporation
                  One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               October 25, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 871566105                                           Page 2 of 5 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         S.R. One, Limited
         23-1729901
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                  237,389
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 1,163,205
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                           237,389
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           1,163,205
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,400,594
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.45%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

                  Common Stock, no par value per share

                  Synbiotics Corporation
                  11011 Via Frontera
                  San Diego, California  92127

Item 2.  Identity and Background.

                  (a) S.R. One, Limited ("SRO"), a Pennsylvania business trust, is a venture capital company.

                  (b) The principal business address for SRO is:

                           565 East Swedesford Road
                           Suite 315
                           Wayne, Pennsylvania  19087

                  (c) Information concerning SRO is set forth in response to
Item 2(a) above.

                  (d) During the last five years, SRO has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the last five years SRO was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Not applicable.

                  Director and Officer:

                  (a) Peter A. Sears

                  (b) Business Address:

                           565 East Swedesford Road
                           Suite 315
                           Wayne, Pennsylvania  19087

                  (c) Peter A. Sears is a Director and the President of SRO, Limited. Mr. Sears is currently the sole Director, President, Secretary and Treasurer of International Canine Genetics, Inc. ("ICG").

                  (d) During the last five years, Mr. Sears has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the last five years, Mr. Sears was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Mr. Sears is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          SRO purchased 237,389 shares of common stock of the Issuer for One Million Dollars ($1,000,000) in a private placement on October 25, 1996. The source of the funds was working capital. SRO indirectly owns 1,163,205 shares of common stock of the Issuer currently registered in the name of International Canine Genetics, Inc. ("ICG"). Of the 1,163,205 shares of the Issuer, SRO is the beneficial owner of approximately 226,315 shares to be transferred to SRO in respect of cash advances made to ICG by SRO. In connection with the contemplated liquidation of ICG, it is expected that all of the remaining shares of the Issuer owned by ICG (following distribution or sale of shares to satisfy ICG's remaining liabilities) would be issued to shareholders in proportion to their interests in ICG common stock. SRO holds approximately 73.3% (after giving effect to the exercisable warrants) of the outstanding ICG common stock and would therefore receive approximately 686,740 shares. SRO disclaims ownership in the remaining 26.7% shares of the Issuer which will be distributed proportionately to the other shareholders of ICG (approximately 250,150 shares).


Item 4.  Purpose of Transaction.

          SRO intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and SRO's own financial plans, SRO may consider from time to time various alternative courses of action. Such action may include the acquisition of additional shares through open market purposes, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise. All of the securities acquired have been purchased for investment purposes.

         See response to Item 3 with respect to the contemplated liquidation of ICG.

                                                               Page 4 of 5 Pages




Item 5.  Interest in Securities of the Issuer.

         (a)  Amount and Percent Beneficially Owned


                  Registered Name          No. of Shares             Percent

                  S.R. One, Limited         1,400,594 (1)             22.45%


(1) Of the 1,400,594 shares of the Issuer, SRO directly owns 237,389 shares and indirectly owns 1,163,205 shares currently registered in the name of ICG. Of the 1,163,205 shares of the Issuer, SRO is the beneficial owner of approximately 226,315 shares to be transferred to SRO in respect of cash advances made to ICG by SRO. In connection with the contemplated liquidation of ICG, it is expected that all of the remaining shares of the Issuer owned by ICG (following distribution or sale of shares to satisfy ICG's remaining liabilities) would be issued to shareholders in proportion to their interests in ICG common stock. SRO holds approximately 73.3% (after giving effect to the exercisable warrants) of the outstanding ICG common stock and would therefore receive approximately 686,740 shares. SRO disclaims ownership in the remaining 26.7% shares of the Issuer which will be distributed proportionately to the other shareholders of ICG (approximately 250,150 shares).

        (b) SRO has sole voting and investment power with respect to 237,398 shares, and because of its majority ownership in ICG and the executive positions held by Peter A. Sears in SRO and ICG, has shared voting and investment power with respect to the 1,163,205 shares of the Issuer's common stock currently registered in the name of ICG.

         (c) The only transactions involving SRO and the Common Stock of the Issuer are the transactions referenced above.

        (d) Except for SRO's indirect right, as a shareholder of ICG, to receive a portion of dividends from, or the proceeds from the sale of, the securities referenced above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

         (e)  Not applicable.

         Peter A. Sears, as Director and President of SRO and sole Director, President, Secretary and Treasurer of ICG may be deemed to be an indirect beneficial owner of the above-referenced Issuer's securities by ICG and SRO.


Item 6.  Contracts, Arrangements, Understandings or
         Relationship With respect to Securities of the Issuer.

         The only arrangements involving SRO and the Common Stock of the Issuer are the arrangements with ICG referenced above.


Item 7.  Materials to be Filed as Exhibits.

          None.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



                                       S.R. ONE, LIMITED


                                       By: /s/ Donald F. Parman
                                          ------------------------------
                                             Donald F. Parman
                                              Vice President


DATED:  November 22, 1996